UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

Commission file number 1-10853

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street, Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

CRC Insurance Services, Inc.
401(k) Profit Sharing
Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	3

Notes to Financial Statements	4-15

Supplemental Schedule*

Schedule H, line 4(i) - Schedule of Assets (Held At End of Year) at December 31, 2013	16-17

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ PricewaterhouseCoopers LLP

Charlotte, NC

June 30, 2014

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Assets
Investments, at fair value
BB&T Corporation common stock	$68,272	$-
Insurance company separate account	22,717,708	16,905,573
Mutual funds	139,486,883	66,698,349
Common/collective trusts	668,211	45,733,749
Cash and cash equivalents	373	-
Associate insured deposit account	44,734	-
Total investments, at fair value	162,986,181	129,337,671

Receivables:
Notes receivable from participants	2,285,965	2,337,705
Employer contributions	2,080,632	5,533,125
Participant contributions	-	245,676

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(108,804)	(406,956)

Net assets available for benefits	$167,243,974	$137,047,221

The accompanying notes are an integral part of these financial statements.

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$658,232
Dividends	5,430,892
Net appreciation in fair value of investments	18,552,185
Net investment income	24,641,309

Interest on notes receivable from participants	95,293

Contributions
Employer	6,844,372
Employee	9,431,254
Rollovers	210,294
Total contributions	16,485,920
Total additions	41,222,522

Benefits paid to participants	(10,972,136)
Administrative expenses	(53,633)
Total deductions	(11,025,769)

Net increase	30,196,753

Net assets available for benefits
Beginning of year	137,047,221
End of year	$167,243,974

The accompanying notes are an integral part of these financial statements.

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.   Description of the CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

The following description of the CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to qualifying employees of CRC Insurance Services, Inc., a subsidiary of BB&T Corporation (the “Corporation” or “BB&T”). Crump Life Insurance Services, Inc., a subsidiary of Branch Banking & Trust Company, and TAPCO Underwriters, Inc., a subsidiary of CRC Insurance Services, Inc., are participating employers. The Plan, which was established effective October 1, 1984, was amended and restated as of October 1, 2013. As of this restatement date, BB&T became the Plan Sponsor and the BB&T Board of Directors (“the Board”) became responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan Agreement, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation

The Plan covers all employees of CRC Insurance Services, Inc. and participating employers who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Prior to October 1, 2013, participants could elect to contribute up to 100% of their annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Effective October 1, 2013, participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan Agreement, on a pre-tax basis subject to the IRC limitations. In addition, the Plan has a Roth feature that allows for after-tax contributions. Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions up to $5,500. The Plan Sponsor may make discretionary matching contributions and discretionary profit sharing contributions at the discretion of the Board. For 2013, the Corporation made matching contributions equal to fifty percent of each participant’s deferrals and profit sharing contributions equal to three percent of each participant’s gross compensation. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Prior to October 1, 2013, participants were immediately vested in their contributions and actual earnings allocated to their account, and became 100 percent vested in employer contributions after six years of service. Effective October 1, 2013, participants are vested immediately in their contributions, employer contributions and actual earnings allocated to their account.

Notes Receivable from Participants

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest

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Notes to Financial Statements

December 31, 2013 and 2012

rate charged on amounts borrowed is determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits

Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Effective October 1, 2013, retired participants may elect monthly installment payments to occur over a period not to exceed fifteen years. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts

Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, discretionary profit sharing contributions, earnings (losses) on the account and administrative expenses. Allocations of earnings (losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. Allocation of discretionary profit sharing contributions is on a pro rata basis based on the participant’s compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent nonvested employer matching contributions. At December 31, 2013 and 2012, forfeited accounts totalled $96,045 and $71,996, respectively. Prior to October 1, 2013, forfeitures could be used to reduce employer contributions or were reallocated to Plan participants. Effective October 1, 2013, forfeitures are to be used to reduce employer contributions. No forfeitures were used to reduce employer contributions for 2013.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10). Investment-related fees are included in net appreciation of fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Agreement.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among various investment options. Prior to October 1, 2013, participants could choose from various common/collective trusts, an Insurance Company separate account and mutual funds. Effective October 1, 2013, participant-directed options include mutual funds, BB&T Corporation Stock, a common/collective trust, and an Associate Insured Deposit Account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 7 for detailed disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The New York Life Anchor Account holds investments in a fully benefit-responsive investment contract. As such, the Statements of Net Assets Available for Benefits presents the New York Life Anchor Account at fair value, based on information provided by the trust regarding the underlying investments, as well as any material adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

FASB ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Payment of Benefits

Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.   New Accounting Pronouncements

In April 2013, the FASB issued Accounting Standards Update No. 2013-07, “Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting” (“ASU 2013-07”). ASU 2013-07 will require an entity to use the liquidation basis of accounting if liquidation is imminent. Liquidation will be

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

considered “imminent” when (1) a liquidation plan has been approved by those with the authority to do so and the chance of the plan being blocked by other parties is remote or (2) a liquidation plan is imposed by other forces (e.g., involuntary bankruptcy). ASU 2013-07 is effective prospectively for interim or annual periods beginning on or after December 15, 2013. Plan management does not expect this guidance to have an impact on the Plan’s financial statements.

In June 2013, the FASB issued Accounting Standards Update No. 2013-08, ”Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 clarifies the characteristics of an investment company and provides comprehensive guidance for assessing whether an entity is an investment company and for the measurement of non-controlling ownership interests in other investment companies. ASU 2013-08 is effective prospectively for interim or annual periods beginning on or after December 15, 2013. Plan management does not expect this guidance to have an impact on the Plan’s financial statements.

4.   Insurance Company Separate Account

The investment contract through the pooled separate account is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. The earnings are provided by the yield on the investment contract (which is determined by the performance of the underlying investments). The interest rates may be reset not more frequently than daily and not less frequently than quarterly. The average yield and average crediting interest rates were 1.9% and 2.2%, respectively for the year ended December 31, 2013 and 1.8% and 2.2%, respectively for the year ended December 31, 2012.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The investment contract through the pooled separate account has certain restrictions that impact the ability to collect the full contract value; for example, the Plan may not fully withdraw from the account without incurring a penalty, unless the Plan Sponsor provides 12 months advance notice to the contract issuer. In the event that the investment contract is terminated by the Plan, a market adjustment penalty will apply. In addition, withdrawals initiated by the Plan Sponsor for events including, but not limited to, total or partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closing, bankruptcy or receivership will be subject to the market rate adjustment to the extent they exceed a predetermined threshold. Additionally, there are no unfunded commitments to the pooled separate account for which the Plan Sponsor is liable. The Plan Sponsor believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The contract issuer may not terminate the investment contract at any amount less than contract value.

5.   Associate Insured Deposit Account

Effective October 1, 2013, participants could select the Associate Insured Deposit Account as an investment option. The Associate Insured Deposit Account is a deposit account with the Plan Sponsor.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rates for the period from October 1, 2013 to December 31, 2013 ranged from 0.60 percent to 0.63 percent and the average yield rate was 0.61 percent.

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.   Investments

The following table presents the fair value investments that represent five percent or more of the Plan's net assets in one or both years:

	2013	2012

Sterling Capital Total Return Bond Fund	$11,953,766	$-
Sterling Capital Small Value Fund	8,644,075	-
New York Life Anchor Account I	-	16,905,573
New York Life Anchor Account IV	22,717,708	-
Fidelity Contrafund	13,792,144	-
Vanguard Institutional Index Fund	12,159,347	-
Harbor International Fund	12,472,739	-
T. Rowe Price Mid Cap Growth Fund	11,548,516	-
T. Rowe Price Retirement 2020 Fund	8,969,470	-
T. Rowe Price Retirement 2030 Fund	13,488,482	-
T. Rowe Price Retirement 2040 Fund	11,826,478	-
Mainstay Large Cap Growth R1	-	10,561,387
Pimco Total Return Fund	-	14,345,192
Schwab S&P 500 Index Fund	-	8,624,514
EuroPacific Growth R4	-	10,790,019
Schwab Managed Ret 2030 CL II	-	9,903,311
Schwab Managed Ret 2040 CL II	-	8,392,977

During 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

BB&T Corporation common stock	$5,873
Mutual funds	12,950,964
Common/Collective Trusts	5,595,348
$18,552,185

7.   Fair Value of Financial Instruments

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants.

Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). There have been no changes in the methodologies used at December 31, 2013 and 2012.

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the Associate Insured Deposit Account, common/collective trusts, and an Insurance Company separate account.

The Associate Insured Deposit Account is carried at amortized cost, which approximates fair value. Refer to Note 4 for detailed disclosures related to Plan investment in the Associate Insured Deposit Account.

The fair value of the common/collective trusts is based on NAV, as provided to the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The fair value of the Insurance Company separate account is based on the NAV of the underlying investments, as reported by the Plan by the contract issuer. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The Insurance Company separate account is comprised of a portfolio of underlying securities that can be valued on active markets. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the Insurance Company separate account to the total net asset value of the account’s underlying securities.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2013 and 2012, there were no level 3 assets.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2013
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$68,272	$68,272	$-	$-
Mutual funds:
Money Market Funds	20,386	20,386	-	-
Stock Funds	57,082,799	57,082,799	-	-
Index Funds	12,410,126	12,410,126	-	-
Fixed Income Funds	11,953,766	11,953,766	-	-
Life Cycle Funds	58,019,806	58,019,806	-	-
Total Mutual Funds	139,486,883	139,486,883	-	-

Common/Collective Trust
Capital Preservation	668,211	-	668,211	-

Insurance company separate account
Capital Preservation	22,717,708	-	22,717,708	-

Associate Insured Deposit Account	44,734	-	44,734	-
Total Investments at fair value, excluding cash and cash equivalents	$162,985,808	$139,555,155	$23,430,653	$-

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2012
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Stock Funds	$49,400,038	$49,400,038	$-	$-
Fixed Income Funds	14,345,192	14,345,192	-	-
Other	2,953,119	2,953,119	-	-
Total Mutual Funds	66,698,349	66,698,349	-	-

Common/Collective Trusts:
Capital Preservation	6,032,197	-	6,032,197	-
Target/Life Cycle/Allocation Funds	39,701,552	-	39,701,552	-
	45,733,749	-	45,733,749	-

Insurance company separate account
Capital Preservation	16,905,573	-	16,905,573	-
Total Investments at fair value, excluding cash and cash equivalents	$129,337,671	$66,698,349	$62,639,322	$-

There were no transfers between levels during 2013 and 2012.

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Fair Value of Investments in Entities that Use NAV: The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012:

			Redemption	Redemption
	Fair	Unfunded	Frequency (if	Notice
December 31, 2013	Value	Commitments	currently eligible)	Period
Morley Capital Stable Value Fund (a)	$668,211	$-	Daily	30 days

December 31, 2012
Wells Fargo Stable Value Fund (b)	6,032,195	-	Daily	12 months
Schwab Managed Retirement 2010 CL II ( c)	2,764,994	-	Daily	n/a
Schwab Managed Retirement 2015 CL II ( c)	1,277,633	-	Daily	n/a
Schwab Managed Retirement 2020 CL II ( c)	6,236,441	-	Daily	n/a
Schwab Managed Retirement 2025 CL II ( c)	2,764,560	-	Daily	n/a
Schwab Managed Retirement 2030 CL II ( c)	9,903,311	-	Daily	n/a
Schwab Managed Retirement 2035 CL II ( c)	2,800,771	-	Daily	n/a
Schwab Managed Retirement 2040 CL II ( c)	8,392,977	-	Daily	n/a
Schwab Managed Retirement 2045 CL II ( c)	1,239,299	-	Daily	n/a

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

			Redemption	Redemption
	Fair	Unfunded	Frequency (if	Notice
December 31, 2012	Value	Commitments	currently eligible)	Period
Schwab Managed Retirement 2050 CL II ( c)	3,901,609	-	Daily	n/a
Schwab Managed Retirement Income II ( c)	419,957	-	Daily	n/a

(a) The Morley Stable Value Fund is a Collective Investment Trust maintained by Union Bond and Trust Company, the trustee. Morley Capital Management is the investment adviser. Both Union Bond and Trust Company and Morley Capital Management are wholly-owned subsidiaries of Morley Financial Services, which is a wholly owned subsidiary of the Principal Financial Group. The fund’s objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payments. The fund invests in a diversified portfolio of Stable Value Investment Contracts issued by life insurance companies, banks and other financial institutions. The performance of these contracts may be predicated on underlying fixed income investments.

(b) The Wells Fargo Stable Value Fund is a collective trust fund for which Wells Fargo Bank, N.A. is the investment advisor and trustee. Galliard Capital Management, a wholly-owned subsidiary of Wells Fargo, serves as subadvisor to the Fund. The fund seeks safety of principal and consistency of returns while attempting to maintain minimal volatility. The Fund is primarily comprised of investment contracts issued by financial companies including Guaranteed Investment Contracts (GICs), Separate Account GICs and Security Backed Investment Contracts.

(c) The Schwab Managed Retirement funds are collective trust funds for which Charles Schwab Bank is the investment advisor and trustee. The funds seek to provide total return for investors retiring approximately at or near the target date as referenced in the respective fund name.

8.   Tax Status

The IRS had determined and informed CRC Insurance Services, Inc. by letter dated January 13, 2009, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan had been amended since this determination and prior to the Plan restatement in October 2013, the Plan Sponsor believes that the Plan was designed and was being operating in compliance with applicable requirements of the IRC through the Plan restatement date. Effective with the Plan restatement in October, 2013, the Plan was designed under the provisions of a non-standardized safe harbor profit-sharing prototype plan offered by Branch Banking & Trust Company, a subsidiary of the Corporation. The IRS has determined and informed Branch Banking & Trust Company by a letter dated March 31, 2008 that the prototype utilized by the Plan is designed in accordance with applicable sections of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Corporation has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Corporation believes it is no longer subject to income tax examinations for years prior to 2010.

9.   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan Agreement.

10. Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $31,223,100 at December 31, 2013, a BB&T interest-bearing cash account of $373 at December 31, 2013, deposit account sponsored by the Corporation of $44,734 at December 31, 2013, and BB&T Corporation Common Stock of $68,272 at December 31, 2013. At December 31, 2012, certain Plan investments were managed by the then custodian of the Plan, Charles Schwab Trust Company. The Plan received cash dividends of $1,641,074 on its investments in BB&T-sponsored mutual funds during the period from October 1, 2013 to December 31, 2013, interest of $55 on the deposit account during the period from October 1, 2013 to December 31, 2013, and cash dividends of $290 on BB&T Corporation common stock investments during the period from October 1, 2013 to December 31, 2013.

The costs of administrative services rendered by the Corporation’s Trust Division for the period from October 1, 2013 to December 31, 2013 was $2,900. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues.

11. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

12.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits from the Form 5500 to the financial statements at December 31, 2013 and 2012 and for the year ended December 31, 2013:

	2013	2012
Net assets available for benefits per Form 5500	$167,243,974	$137,460,077
Other receivable	-	(5,900)
Adjustment from fair value to contract value for Insurance Company separate account	-	(406,956)
Net assets available for benefits per financial statements	$167,243,974	$137,047,221

Year ended
December 31, 2013
Net income per Form 5500	$29,783,897
Other receivable--2012	5,900
Adjustment from fair value to contract value for Insurance Company separate account--2012	406,956
Net increase per financial statements	$30,196,753

13. Subsequent Event

The Plan Sponsor requested liquidation of the New York Life Anchor IV account and effective in January 2014, the Insurance Company separate account is being liquidated and moved into the Morley Capital Stable Value Fund in one-twelfth increments through December 2014.

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CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation		Common Stock	$68,272

*	Sterling Capital	Total Return Bond Fund	Mutual Fund	11,953,766
*	Sterling Capital	Mid Value Fund	Mutual Fund	4,776,984
*	Sterling Capital	Small Value Fund	Mutual Fund	8,644,075
*	Sterling Capital	Special Opportunities Fund	Mutual Fund	136,709
*	Sterling Capital	Equity Income Fund	Mutual Fund	5,651,283
*	Sterling Capital	Large Cap Fund	Mutual Fund	60,283
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	20,386
	Fidelity	Contrafund	Mutual Fund	13,792,144
	Vanguard	Institutional Index	Mutual Fund	12,159,347
	Vanguard	Total International Stock Index Fund	Mutual Fund	250,779
	Harbor	International Fund	Mutual Fund	12,472,739
	T. Rowe Price	Mid Cap Growth Fund	Mutual Fund	11,548,516
	T. Rowe Price	Retirement Income Fund	Mutual Fund	66
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	824,857
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	3,541,095
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	2,131,902
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	8,969,470
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	4,488,450
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	13,488,482
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	4,421,257
	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	11,826,478
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	2,494,955
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	5,810,248
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	22,612
				139,486,883
	NYL	Anchor IV Account	Insurance Company separate account	22,608,904
	Morley Capital	Stable Value Fund	Common/Collective Trust	668,211
*	Plan Participants		Participant loans (3.25% to 6% due through December 2043)	2,285,965
*	BB&T Corporation		Cash and Cash Equivalents	373
*	BB&T Corporation		Associate Insured Deposit Account	44,734
				$165,163,342

*	Party in interest
	Cost is omitted because plan investments are participant-directed.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

June 30, 2014

/s/ Steven L. Reeder

Senior Vice President & Benefits Manager